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     VIA EDGAR and FEDERAL EXPRESS
February 22, 2008
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	PDF Solutions, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 000-31311
Dear Mr. Krikorian:
On behalf of our client, PDF Solutions, Inc. (the “Company”), we hereby submit the following responses to the questions posed by the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated February 8, 2008 (the “Comment Letter”). The following numbered italicized paragraphs correspond to the Comment Letter. References to the page numbers in the responses below correspond to page numbers in the Company’s Form 10-K for the fiscal year ended December 31, 2006.
Form 10-K for the fiscal year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 30
1.	We note in your response to prior comment number 2 that you will make a concerted effort to identify and quantify the primary drivers among multiple factors contributing to material changes in your results of operations. Note that guidance in Section III.D of SEC Release 33-6835 indicates that an analysis of changes in line items is required where identification and quantification of the extent of contribution of each of two or more factors is necessary to an understanding of a material change. Confirm that in future filings you will quantify all material drivers among multiple factors contributing to material changes rather than just the primary driver.
The Company notes the Staff’s comment and the guidance in Section III.D of SEC Release 33-6835, and confirms that in future filings, it will quantify all material drivers among multiple factors contributing to material changes rather than just the primary driver.

Stephen Krikorian, Accounting Branch Chief
February 22, 2008

Consolidated Statements of Operations, page F-4
2.	We note your response to prior comment number 6. Your current caption of “Gain share” appears to imply the realization of capital from selling a good at a price higher than the original purchase price. Please consider revising the caption in future filings to one that more appropriately identifies the revenue stream as an incentive earned on your integrated solution arrangements.
The Company notes the Staff’s comment and respectfully submits that the Company continues to believe that gain share revenue is a key measure of the Company’s success in delivering value to its customers. The Company adopted such a revenue category in connection with its initial public offering on Form S-1 in 2000; the category was intended to highlight that customers were gaining value by using the Company’s technology and that the Company’s contracts provided a mechanism to share in that gain. Additionally, the Company’s shareholders recognize it, by name, as an important metric with which to measure progress and the market’s adoption of the Company’s technology.
In accordance with the Staff’s suggestion, the Company will revise the caption in future filings to “Gainshare performance incentives.” The Company believes that combining the words “gain” and “share” into one word, “Gainshare,” and adding “performance incentives” to the caption should eliminate any potential confusion while preserving shareholder perspective of the performance of the Company.
Notes to Consolidated Financial Statements, page F-7
Note 1. Business and Significant Accounting Policies, page F-7
Revenue Recognition, page F-9
3.	We note your response to prior comment number 10 with respect to your unbilled accounts receivable. Please further clarify the provisions generally included in the invoicing schedule with your customers. Explain why you do not receive payment for your services as they are performed. Explain whether payment is based on the achievement of any contractual milestones or contingencies.
The Company notes the Staff’s comment and supplementally provides the following explanation regarding its accounts receivable billing practice.

Stephen Krikorian, Accounting Branch Chief
February 22, 2008

The Company’s yield improvement services are sold on a fixed fee basis. Contracts for these yield improvement services (the “Contracts”) typically have durations between 12 and 24 months and for the majority of the Contracts, the billing schedules are based on equal quarterly installments throughout the service period of the Contracts. Furthermore, these installments are not conditioned on the customer’s acceptance of any deliverables or the achievement of any milestones. The Contracts are not structured on a time and material basis, and as such, the Company does not bill as services are performed under the Contracts, but rather, customers are typically invoiced in equal installments at fixed intervals.
This practice of recognizing revenue based on the delivery of yield improvement services and invoicing our customers based on the billing schedules under the Contracts is in accordance with the Company’s “cost-to-cost” contract accounting revenue recognition policy and the “Computation of Income Earned for a Period Under the Percent-of-Completion Method” discuss in Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts.”
*  *  *
     The Company believes that the information contained in this response letter is responsive to the Staff’s comments set forth in the Comment Letter.
     Should you have any additional questions about the information contained in this response letter or the Company, please contact me at (650) 614-7455.
Best regards,
/s/ Lowell D. Ness
Lowell D. Ness

cc:	Jason Niethamer, Division of Corporation Finance (Securities and Exchange Commission)
Keith Jones, Chief Financial Officer and Vice President, Finance (PDF Solutions, Inc.)
Peter Cohn (Orrick, Herrington & Sutcliffe)

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